UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TEKELEC

(Name of Subject Company (issuer))

TEKELEC

(Names of Filing Persons (offeror))

Options to purchase common stock under
the Tekelec Amended and Restated 1994 Stock Option Plan
(Title of Class of Securities)

879101103
(CUSIP Number of Class of Securities)

Ronald W. Buckly, Esq.
Vice President and General Counsel
Tekelec
26580 West Agoura Road
Calabasas, California 91302
(818) 880-5656
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis R. DeBroeck, Esq.
Scott P. Spector, Esq.
Scott J. Leichtner, Esq.
FENWICK & WEST LLP
801 California Street
Mountain View, California 94041

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

$161,256,576*	$13,046**

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 18,315,001 shares of common stock of Tekelec having an aggregate value of $161,256,576 as of July 24, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .0000809 times the transaction valuation.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Tekelec, a California corporation (the “Company”), with the Securities and Exchange Commission on August 1, 2003 (the “Schedule TO”), to report the results of the offer by the Company to its employees to exchange all unexercised options having an exercise price greater than $14.00 per share granted under the Tekelec Amended and Restated 1994 Stock Option Plan (the “1994 Plan”), to purchase shares of the Company’s common stock, for new nonstatutory stock options to purchase fewer shares of the Company’s common stock with a new exercise price to be granted under the 1994 Plan upon the terms and conditions described in the Offer to Exchange that was previously filed as Exhibit (a)(1) to the Schedule TO. This Amendment No. 2 is the final amendment to the Schedule TO and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934.

     The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

The offer made by the Company pursuant to the Schedule TO expired at 9:00 p.m. Pacific Time on August 29, 2003. Pursuant to the Offer to Exchange, the Company accepted for exchange, and cancelled as of August 29, 2003, options to purchase an aggregate of 1,480,890 shares of the Company’s common stock, representing approximately 15.25% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase up to an aggregate of approximately 603,736 shares of the Company’s common stock in exchange for the options surrendered in the Offer to Exchange to an aggregate of approximately 203 option holders.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

Date: September 9, 2003	TEKELEC

	By:	/s/ Ronald W. Buckly

Ronald W. Buckly Vice President and General Counsel